
07003989

SECl 07003989 MMISSION

| SEC FILE NO. |
|---|
| 8-65855 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III


SEC MAIL PROCESSING SECTION
RECEIVED
FEB 28 2007
WASH, D.C.
156

## FACING PAGE

Information required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (mm/dd/yy) AND ENDING 12/31/06 (mm/dd/yy)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

SCREAMING EAGLE TRADING, INC.

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No)

23 ORINDA WAY, SUITE 305
(No and Street)

ORINDA (City) CALIFORNIA (State) 94563 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

EDWIN RESTREPO (925) 253-8000
(Area Code – Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose option is contained in this Report*

Ernst Wintter & Associates, Certified Public Accountants
(Name – if individual, state last, first, middle name)

675 Ygnacio Valley Road, Suite B-213, (Address) Walnut Creek, (City) California (Sate) 94596 (Zip Code)

**CHECK ONE:**

(X) Certified Public Accountant
( ) Public Accountant
( ) Accountant nor resident in United State or any of its possession.

PROCESSED
MAR 16 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the option of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

# OATH OR AFFIRMATION

I, **EDWIN RESTREPO**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **SCREAMING EAGLE TRADING, INC.**, as of **DECEMBER 31, 2006**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of California **NONE**

County of Contra Costa

Subscribed and sworn to (or affirmed) before me
on this 26 day of Feb, 2007, by Edwin Restrepo
personally known to me or proved to me on the
basis of satisfactory evidence to be the person(s)
who appeared before me.


CYNTHIA K. SAKA
COMM. # 1562050
NOTARY PUBLIC - CALIFORNIA
CONTRA COSTA COUNTY
My Comm. Exp. Apr. 18, 2009

Signature

PRESIDENT

Title

Notary Public

This report** contains (check all applicable boxes):

| | | |
|---|---|---|
| (X) | (a) | Facing page. |
| (X) | (b) | Statement of Financial Condition. |
| (X) | (c) | Statement of Income (Loss). |
| (X) | (d) | Statement of Cash Flows. |
| (X) | (e) | Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital. |
| ( ) | (f) | Statement of Changes in Liabilities Subordinated to Claims of Creditors. |
| (X) | (g) | Computation of Net Capital. |
| (X) | (h) | Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. |
| (X) | (i) | Information Relating to the Possession or control Requirements Under Rule 15c3-3. |
| (X) | (j) | A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3. |
| ( ) | (k) | A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. |
| (X) | (l) | An Oath or Affirmation. |
| ( ) | (m) | A copy of the SIPC Supplemental Report. |
| ( ) | (n) | A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. |
| (X) | (o) | Independent Auditor's Report on Internal Accounting Control. |

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# Screaming Eagle Trading, Inc.

## Table of Contents


| | Page |
|---|---|
| Independent Auditor's Report | 3 |
| Statement of Financial Condition | 4 |
| Statement of Income | 5 |
| Statement of Changes in Stockholder's Equity | 6 |
| Statement of Cash Flows | 7 |
| Notes to the Financial Statements | 8 |
| Supplemental Information | |
| Schedule I: Computation of Net Capital Under Rule 15c3-1 Reconciliation with Company's Net Capital Computation | 12 |
| Schedule II: Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3 Information for Possession or Control Requirements Under Rule 15c3-3 | 13 |
| Independent Auditor's Report on Internal Control | 14 |

*ERNST WINTTER & ASSOCIATES* ***Certified Public Accountants***

*675 Ygnacio Valley Road, Suite B-213*
*Walnut Creek, California 94596*

*(925) 933-2626*
*Fax (925) 944-6333*

# Independent Auditor's Report

Board of Directors
Screaming Eagle Trading, Inc.
Orinda, California

We have audited the accompanying statement of financial condition of Screaming Eagle Trading, Inc. as of December 31, 2006, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Screaming Eagle Trading, Inc. at December 31, 2006, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I & II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



February 12, 2007

# Screaming Eagle Trading, Inc.

## Statement of Financial Condition

## December 31, 2006

Assets

| | | | |
|---|---|---|---|
| Cash and cash equivalents | | $ | 189,826 |
| Cash segregated for the benefit of customers | | | 136,988 |
| Commissions receivable | | | 434,602 |
| Receivable from clearing organization | | | 75,028 |
| Deposit with clearing organization | | | 351,985 |
| Prepaid expenses and other assets | | | 4,968 |
| Prepaid state income taxes | | | 1,891 |
| Property and equipment, net of $24,582 accumulated depreciation | | | 19,064 |
| Total assets | | $ | 1,214,352 |

Liabilities and Stockholder's Equity

| | | | |
|---|---|---|---|
| Accounts payable and accrued expenses | | $ | 129,103 |
| Commissions payable | | | 112,945 |
| Research fees reimbursable | | | 133,129 |
| Total liabilities | | | 375,177 |
| Stockholder's equity | | | |
| Common stock ($.000001 par value; 11,998 shares authorized; 2,999 shares issued and outstanding) | $ 1 | | |
| Additional paid-in capital | 226,505 | | |
| Retained earnings | 612,669 | | |
| Total stockholder's equity | | | 839,175 |
| Total liabilities and stockholder's equity | | $ | 1,214,352 |

See independent auditor's report and accompanying notes.

# Screaming Eagle Trading, Inc.

## Statement of Income

## For the Year Ended December 31, 2006

| | |
|---|---|
| Revenue | |
| Commissions revenue | $ 4,147,258 |
| Interest income | 25,111 |
| | 4,172,369 |
| Expenses | |
| Commission expense | 1,279,491 |
| Clearing and execution fees | 731,949 |
| Compensation and benefits | 294,402 |
| Professional fees | 40,466 |
| Quote and research fees | 25,715 |
| Rent | 25,168 |
| Depreciation | 6,855 |
| Other operating expenses | 269,443 |
| Total expenses | 2,673,489 |
| Income before income taxes | 1,498,880 |
| Income tax expense | 22,503 |
| Net income | $ 1,476,377 |

See independent auditor's report and accompanying notes.

## Screaming Eagle Trading, Inc.

## Statement of Changes in Stockholder's Equity

## For the Year Ended December 31, 2006

| | Common Stock | Paid in Capital | Retained Earnings | Stockholder's Equity |
|---|---|---|---|---|
| December 31, 2005 | $ 1 | $ 226,505 | $ 360,258 | $ 586,764 |
| Distributions | | | (1,223,966) | (1,223,966) |
| Net income (loss) | | | 1,476,377 | 1,476,377 |
| December 31, 2006 | $ 1 | $ 226,505 | $ 612,669 | $ 839,175 |

See independent auditor's report and accompanying notes.

# Screaming Eagle Trading, Inc.

## Statement of Cash Flows

## For the Year Ended December 31, 2006

| | |
|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES | |
| Net income (loss) | $ 1,476,377 |
| Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities: | |
| Depreciation | 6,855 |
| (Increase) decrease in: | |
| Receivable from clearing organization | (71,019) |
| Deposit with clearing organization | 3,559 |
| Commissions receivable | (185,738) |
| Prepaid expenses and other assets | 34,454 |
| Prepaid state income taxes | (1,891) |
| Increase (decrease) in: | |
| Accounts payable and accrued expenses | 96,905 |
| Commissions payable | 98,112 |
| Research fees reimbursable | (349,043) |
| Net cash provided (used) by operating activities | 1,108,571 |
| CASH FLOWS FROM INVESTING ACTIVITIES | |
| Purchase of equipment | (11,932) |
| CASH FLOWS FROM FINANCING ACTIVITIES | |
| Distributions | (1,223,966) |
| Net increase (decrease) in cash and cash equivalents | $ (127,327) |
| Cash and cash equivalents, beginning of year | 454,141 |
| Cash and cash equivalents, end of year | $ 326,814 |
| SUPPLEMENTAL DISCLOSURES | |
| Interest paid | $ 7 |
| Income taxes paid | $ 22,109 |

See independent auditor's report and accompanying notes.

# Screaming Eagle Trading, Inc.

## Notes to the Financial Statements

## Year Ended December 31, 2006

(1) Organization

The Screaming Eagle Trading, Inc., a Delaware Corporation, (the Company) was formed on January 16, 2003. The Company primarily represents institutional investors and conducts business under a fully disclosed agreement with Bear Stearns.

On March 19, 2003, the Company registered as a broker-dealer with the Securities and Exchange Commission pursuant to Section 15c of the Securities Exchange Act of 1934. On August 6, 2003, the Company became a member of the National Association of Securities Dealers, Inc. and on August 8, 2003 the Company was granted a broker-dealer certificate by the California Department of Corporations.

(2) Summary of Significant Accounting Policies

Customer and Proprietary Securities Transactions
The Company clears all customers' transactions on a fully disclosed basis in accordance with a clearing agreement with Bear Stearns and Goldman Sachs. The Company promptly transmits all funds and delivers all securities received in connection with its activities as a broker of customer securities to Bear Stearns and does not otherwise hold funds or securities for, or owe money or securities to, customers. Commission income and expenses and related clearing charges generated from customer securities transactions are recorded on a settlement date basis which is not significantly different than recording transactions on a trade date basis.

The Company, in its capacity as a securities dealer, records proprietary securities transactions in regular-way trades on the trade date, as if they had settled. Profit and loss arising from all proprietary securities transactions entered into and for the account and risk of the Company are recorded on a trade date basis. In connection with these proprietary securities transactions, the Company will have amounts receivable and payable to their clearing broker for these transactions that have not reached their contractual settlement date. These receivables and payables are recorded net on the statement of financial condition.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents
For purposes of the statement of cash flows, cash equivalents include demand deposits and highly liquid investments with original maturities of three months or less which are not held for sale in the ordinary course of business.

# Screaming Eagle Trading, Inc.

## Notes to the Financial Statements

## Year Ended December 31, 2006

(2) Summary of Significant Accounting Policies (Continued)

Cash Segregated For the Benefit of Customers
The Company has segregated cash in a special reserve bank account for the exclusive benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.

Commissions Receivable
The Company considers commissions receivable to be fully collectible, and accordingly, no allowance for doubtful accounts has been provided. If amounts become uncollectible, they will be charged to operations when that determination is made.

Fair Value of Financial Instruments
Unless otherwise indicated, the fair values of all reported assets and liabilities which represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

Property and Equipment
Property and equipment are valued at cost. Depreciation is being provided by the use of accelerated and straight-line methods over the estimated useful lives of the assets.

Research Fees Reimbursable
The Company has agreements with their customers to set aside a portion of commission revenue to pay research fees on the customers' behalf. This obligation is recorded as a liability by the Company.

Income Taxes
The Company, with the consent of its sole shareholder, has elected under the Internal Revenue Code to be treated as an S corporation. In lieu of corporate income taxes, the Company's income or loss is generally passed through to the shareholder's federal and state individual income tax returns. However, the Company is liable for California Franchise tax on S corporations.

Deferred income taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets and liabilities are not significant at December 31, 2006. The provision for income taxes shown in the accompanying statement of income consists of current state taxes of $22,503.

# Screaming Eagle Trading, Inc.

## Notes to the Financial Statements

## Year Ended December 31, 2006

(3) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital (Rule 15c3-1) which requires the Company to maintain minimum net capital equal to or greater than $250,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2006, the Company's net capital was $804,227, which exceeded the requirement by $554,227.

(4) Deposit With Clearing Organization

The Company's clearing organization, Goldman Sachs, requires that they maintain at least $350,000 in deposits.

(5) Lease Obligations

The Company leases office space in Orinda, California. The Company paid $2,080 on a month-to-month lease through October 31, 2006. Effective November 1, 2006, the Company entered into a new 12 month lease. Under this agreement, the Company pays $2,184 per month until the expiration of the lease on October 31, 2007.

(6) Financial Instruments with Off-Balance-Sheet Risk

The Company introduces customer transactions to its clearing organization with whom the Company has correspondent relationships for clearing and depository services in accordance with terms of a clearance agreement. In connection therewith, the Company has agreed to indemnify the clearing broker for losses that the clearing broker may sustain as a result of the failure of the Company's customers to satisfy their obligation in connection with their securities transactions.

(7) Risk Concentrations

At December 31, 2006, the Company held deposits at a financial institution, which were in excess of applicable federal insurance limit by $89,826.

During the year ended December 31, 2006, management estimates that 67% of revenues were earned from two institutional customers.

## *SUPPLEMENTAL INFORMATION*

# Screaming Eagle Trading, Inc.
## Schedule I
## Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission
## As of December 31, 2006

| | | |
|---|---|---|
| Net Capital | | |
| Total stockholder's equity qualified for net capital | | $ 839,175 |
| Less: Non-allowable assets | | |
| Prepaid expenses and other assets | $ 4,968 | |
| Prepaid state income taxes | 1,891 | |
| Excess clearing deposit | 1,985 | |
| Property and equipment (net) | 19,064 | |
| Total non-allowable assets | | 27,908 |
| Net capital before haircuts | | 811,267 |
| Less: Haircuts | | |
| Haircut on securities | | 7,040 |
| Net capital | | 804,227 |
| Net minimum capital requirement of 6.67% of aggregate indebtedness of $375,177 or $250,000, whichever is greater | | 250,000 |
| Excess net capital | | $ 554,227 |

## Reconciliation with Company's Net Capital Computation (included in Part II of Form X-17A-5 as of December 31, 2006)

| | |
|---|---|
| Net capital, as reported in Company's Part II of Form X-17A-5 as of December 31, 2006 | $ 806,210 |
| Decrease in stockholder's equity | (6,853) |
| Decrease in non-allowable assets | 4,870 |
| Net capital per above computation | $ 804,227 |

## Screaming Eagle Trading, Inc.

## Schedule II

## Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission

## For the Year Ended December 31, 2006

An exception from Rule 15c3-3 is claimed, based upon section (k)(2)(i). All customer transactions are cleared through Bear Stearns and Goldman Sachs or otherwise processed in accordance with Rule 15c3-1(a)(2).

## Information for Possession or Control Requirements Under Rule 15c3-3

## For the Year Ended December 31, 2006

An exception from Rule 15c3-3 is claimed, based upon section (k)(2)(i).

*ERNST WINTTER & ASSOCIATES* ***Certified Public Accountants***

*675 Ygnacio Valley Road, Suite B-213*
*Walnut Creek, California 94596*

*(925) 933-2626*
*Fax (925) 944-6333*

Independent Auditor's Report on Internal Accounting Control Required by SEC Rule 17a-5

Board of Directors
Screaming Eagle Trading, Inc.
Orinda, California

In planning and performing our audit of the financial statements and supplemental schedules of Screaming Eagle Trading, Inc. (the Company), as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objective stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payments for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiency in internal control that we consider to be a material weakness, as defined above. This condition was considered in determining the nature, timing, and extent of procedures to be performed in our audit of the financial statements of the Company for the year ended December 31, 2006, and this report does not affect our report thereon dated February 12, 2007.

> The size of the business and the resultant limited number of employees imposes practical limitations on the effectiveness of those internal control policies and procedures that depend on the segregation of duties. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



February 12, 2007



END